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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 4

SOMNUS MEDICAL TECHNOLOGIES, INC.
(Name of subject company (issuer))

GYRUS GROUP PLC (Offeror)
 GYRUS ACQUISITION, INC. (Affiliate of Offeror)
(Names of filing persons (offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
Including the Associated Preferred Stock Purchase Rights
(Title of Class of Securities)

835397-10-0
(CUSIP Number of Class of Securities)

Tom Murphy
Chief Financial Officer
Gyrus Acquisition, Inc.
c/o Gyrus Group PLC
Fortran Road, St. Mellons
Cardiff CF3 0LT
United Kingdom
44 1189 219 750
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
John T. Kramer, Esq.
Dorsey & Whitney LLP
220 South Sixth Street
Minneapolis, Minnesota 55402
Telephone: (612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$59,694,211	$11,939

*	For purposes of calculating the filing fee only, this calculation assumes the purchase of 20,627,861 shares of common stock of Somnus, including the associated preferred stock purchase rights (together, the "Shares") at the tender offer price of $3.11 per Share. The Shares include both 17,355,986 shares of common stock outstanding as of May 3, 2001, 1,770,794 options and 67,500 warrants.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
~	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.
	Amount Previously Paid:	$11,939	Filing Party:	Gyrus Acquisition, Inc. and Gyrus Group PLC
	Form or Registration No.:	Schedule TO	Date Filed:	May 7, 2001
/ /	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.
/ /	Check the appropriate boxes below to designate any transactions to which the statement relates:
	/x/	third-party tender offer subject to Rule 14d-1.
	/ /	issuer tender offer subject to Rule 13e-4.
	/ /	going-private transaction subject to Rule 13e-3.
	/ /	amendment to Schedule 13d under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

    This Amendment No. 4, the final amendment, amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on May 7, 2001 by Gyrus Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Gyrus Group PLC, a public limited company incorporated and existing under the laws of England and Wales ("Parent"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Somnus Medical Technologies, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 6, 1998, between the Company and American Securities Transfer, Incorporated, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares"), at a purchase price of $3.11 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 4 to Schedule TO is being filed on behalf of the Purchaser and Parent.

    The information contained in the Schedule TO concerning the Company, including, without limitation, information concerning the approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. Purchaser takes no responsibility for the accuracy of such information.

Item 11. Additional information.

    Items 8 and 11 are hereby amended and supplemented by the following:

    The subsequent offering period expired at 12:00 midnight, New York City time, on Monday, June 11, 2001. Based on the report of the Depositary, the Purchaser has accepted for payment      Shares that were validly tendered and not withdrawn (including approximately      Shares tendered by guaranteed delivery) in the Offer, including the subsequent offering period. This number represents approximately  % of the outstanding Shares.

    On June 12, 2001, Parent and Purchaser issued a press release announcing the completion of the Offer, a copy of which is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number			Description
*	(a)(1)(A)	—	Offer to Purchase dated May 7, 2001.
*	(a)(1)(B)	—	Letter of Transmittal.
*	(a)(1)(C)	—	Notice of Guaranteed Delivery.
*	(a)(1)(D)	—	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
*	(a)(1)(E)	—	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
*	(a)(1)(F)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*	(a)(1)(G)	—	Press Release issued by Parent on May 4, 2001.
*	(a)(1)(H)	—	Summary Advertisement published May 7, 2001.
*	(a)(1)(I)	—	Press Release issued by Parent on May 29, 2001.
*	(a)(1)(J)	—	Press Release issued by Parent on June 5, 2001.
	(a)(1)(K)	—	Press Release issued by Parent on June 12, 2001.
*	(d)(1)	—	Agreement and Plan of Merger, dated as of May 4, 2001, among Parent, the Purchaser and the Company.
*	(d)(2)	—	Company Stockholder Agreement, dated May 3, 2001, between Parent and each of certain stockholders of the Company.

* Previously filed.

SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GYRUS ACQUISITION, INC.
	By:	/s/ MARK GOBLE
		NAME:	Mark Goble, M.D.
		TITLE:	Chief Executive Officer

GYRUS GROUP PLC
	By:	/s/ MARK GOBLE
		NAME:	Mark Goble, M.D.
		TITLE:	Group Managing Director
DATED: June 12, 2001

INDEX TO EXHIBITS

Exhibit Number		Document
*	(a)(1)(A)	Offer to Purchase dated May 7, 2001.
*	(a)(1)(B)	Letter of Transmittal.
*	(a)(1)(C)	Notice of Guaranteed Delivery.
*	(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
*	(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
*	(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*	(a)(1)(G)	Press Release issued by Parent on May 4, 2001.
*	(a)(1)(H)	Summary Advertisement published May 7, 2001.
*	(a)(1)(I)	Press Release issued by Parent on May 29, 2001.
*	(a)(1)(J)	Press Release issued by Parent on June 5, 2001.
	(a)(1)(K)	Press Release issued by Parent on June 12, 2001.
	(b)	Not applicable.
*	(d)(1)	Agreement and Plan of Merger, dated as of May 4, 2001, among Parent, the Purchaser and the Company.
*	(d)(2)	Company Stockholder Agreement, dated May 3, 2001, between Parent and each of certain stockholders of the Company.
	(g)	Not applicable.
	(h)	Not applicable.

* Previously filed.

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  Item 11. Additional information.
  Item 12. Exhibits.
SIGNATURES
INDEX TO EXHIBITS